UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 604,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 604,213
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.23%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Barbara P Ruhlman Revocable Trust dated 9/21/16
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 810,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 810,400
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.40%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Katherine E. Wensink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 604,213
	8	SHARED VOTING POWER 810,400
	9	SOLE DISPOSITIVE POWER 604,213
	10	SHARED DISPOSITIVE POWER 810,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,414,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.63%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 740444 10 4

EXPLANATORY NOTE

This Amendment No. 10 to Schedule 13D is filed jointly by Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008 (the “2008 Trust”), the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008 (the “2008 IDGT Trust”), the Barbara P Ruhlman Revocable Trust dated 9/21/16 (the “2016 Trust”) and Katherine E. Wensink. The 2008 Trust, the 2008 IDGT Trust, the 2016 Trust and Ms. Wensink are sometimes referred to individually as the “Reporting Person” and collectively as the “Reporting Persons.” This joint filing shall serve as an original Schedule 13D filing by the 2008 IDGT Trust and to amend the Schedule 13D most recently filed with the Securities and Exchange Commission by the 2008 Trust, the 2016 Trust and Ms. Wensink to the extent set forth below.

Barbara P. Ruhlman filed a Schedule 13G in November 2001 relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”). In March 2004, Barbara P. Ruhlman amended the Schedule 13G filing by filing a Schedule 13D, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013, October 2016 and December 2016. Pursuant to the joint filing of Barbara P. Ruhlman and the 2016 Trust in December 2016, the 2016 Trust filed a Schedule 13D relating to Common Shares of the Company. Pursuant to the joint filing of the 2008 Trust and the 2016 Trust in January 2022, the 2008 Trust filed a Schedule 13D relating to Common Shares of the Company. Pursuant to the joint filing of the 2008 Trust, the 2016 Trust and Ms. Wensink in August 2022, Ms. Wensink filed a Schedule 13D relating to Common Shares of the Company due to her appointment as trustee of each of the 2008 Trust and 2016 Trust. All previous Schedule 13G and Schedule 13D filings by Barbara P. Ruhlman, the 2016 Trust, the 2008 Trust and Ms. Wensink, together with this amendment, are collectively referred to herein as the “Schedule 13D.”

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Shares, $2 par value per share, of the Company, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143.

Item 2.	Identity and Background.

(a) – (c)

The Schedule 13D is being filed by the Reporting Persons set forth below.

Shareholder/Address	Occupation/Employment

Third Restatement of Barbara P. Ruhlman	Not applicable – Trust
Trust Agreement, dated November 20, 2008 c/o McDonald Hopkins LLC
Attention: Katherine Wensink, Trustee 600 Superior Avenue, East
Suite 2100
Cleveland, Ohio 44114

Barbara P Ruhlman Revocable Trust dated 9/21/16	Not applicable – Trust
c/o McDonald Hopkins LLC
Attention: Katherine Wensink, Trustee 600 Superior Avenue, East
Suite 2100
Cleveland, Ohio 44114

Irrevocable Trust Agreement between Barbara P. Ruhlman	Not applicable – Trust

CUSIP No. 740444 10 4

and Bernard L. Karr, dated July 29, 2008

c/o McDonald Hopkins LLC

Attention: Katherine Wensink, Trustee

600 Superior Avenue, East

Suite 2100

Cleveland, Ohio 44114

Katherine E. Wensink	Attorney at McDonald Hopkins
600 Superior Avenue, East	600 Superior Avenue, East
Suite 2100	Suite 2100
Cleveland, Ohio 44114	Cleveland, Ohio 44114

(d) – (e) During the last five years, the foregoing Reporting Persons have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the 2008 Trust, the 2008 IDGT Trust and the 2016 Trust was formed under the laws of the state of Ohio. Ms. Wensink is a U.S. citizen.

Item 3.	Source and Amount of Funds of Other Consideration.

Item 3 of the Schedule 13D is amended to add the following:

The 2008 IDGT Trust purchased 810,400 Common Shares from the 2016 Trust for $35,985,163.68 with cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

In connection with Ms. Ruhlman’s death and pursuant to the terms of the 2016 Trust, the 2016 Trust sold 810,400 Common Shares to the 2008 IDGT Trust at a price per share of $44.40 pursuant to a Share Purchase Agreement, dated September 14, 2022 (the “Share Purchase Agreement”), between the 2016 Trust and the 2008 IDGT Trust.

The Share Puchase Agreement implements the provisions of the 2016 Trust, which directed the trustee to offer to sell the assets of the 2016 Trust to the trustee of the 2008 IDGT Trust, and the election by the 2008 IDGT Trust to purchase all of the 810,400 Common Shares held by the 2016 Trust. The 2016 Trust further directed that the purchase price to be paid for such shares would be the value as finally determined for federal estate tax purposes, which may either be as of January 2, 2022, the date of Ms. Ruhlman’s death, or as of July 2, 2022, the alternate valuation date for federal estate tax purposes (the “Alternate Valuation Date”). Ms. Ruhlman’s estate engaged an independent third party valuation firm with substantial experience with transactions similar to the transaction contemplated in the Share Purchase Agreement to determine the fair market value of the Common Shares as of the applicable dates. The executor of Ms. Ruhlman’s estate determined that the estate qualifies to use the Alternate Valuation Date for federal estate tax reporting purposes and will elect to use the Alternate Valuation Date value on the federal estate tax return. Accordingly, the purchase price per share of $44.40 was calculated as of the Alternate Valuation Date based on the average of the means between the highest and lowest sales of the Common Shares on July 1, 2022 and July 5, 2022, plus the declared dividend, and after applying a blockage discount because of the large size of Common Shares being sold. If the value of the Common Shares as finally determined for federal estate tax purposes is higher or lower than the purchase price, the

CUSIP No. 740444 10 4

purchase price shall be adjusted accordingly, and the 2016 Trust will refund to the 2008 IDGT Trust, or the 2008 IDGT Trust will pay an additional amount to the 2016 Trust, so that the amount finally paid for the shares will be the value of such shares as finally determined for federal estate tax purposes.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The 2008 Trust beneficially owns 604,213 Common Shares, or 12.23%. The 2008 IDGT Trust beneficially owns 810,400 Common Shares, or 16.40%. The 2016 Trust has no Common Shares.

(b)

Katherine E. Wensink, as trustee of the 2008 Trust, has sole voting and dispositive power with respect to 604,213 Common Shares. Robert G. Ruhlman and Randall M. Ruhlman are Ms. Barbara Ruhlman’s sons and beneficiaries of the 2008 Trust.

Katherine E. Wensink serves as trustee and Robert G. Ruhlman and Randall M. Ruhlman serve as co-Business Advisors of the 2008 IDGT Trust (except with respect to the sale of Common Shares between the 2008 IDGT Trust and the 2016 Trust reported herein) and have shared voting and dispositive power with respect to 810,400 Common Shares held in the 2008 IDGT Trust. Robert G. Ruhlman and Randall M. Ruhlman are the beneficiaries of the 2008 IDGT Trust.

Katherine E. Wensink serves as trustee and Robert G. Ruhlman and Randall M. Ruhlman serve as co-Business Advisors of the 2016 Trust (except with respect to the sale of Common Shares between the 2008 IDGT Trust and the 2016 Trust reported herein) and had shared voting and dispositive power with respect to 810,400 Common Shares sold by the 2016 Trust. The beneficiary of the 2016 Trust is the 2008 Trust, of which Robert G. Ruhlman and Randall M. Ruhlman are beneficiaries.

(c)

On September 14, 2022, the 2008 IDGT Trust purchased 810,400 Common Shares from the 2016 Trust with cash on hand at a price per share of $44.40 pursuant to the Share Purchase Agreement as described under Item 4 above.

(d)

The Reporting Persons, based on their percentage ownership of the Common Shares to which this statement relates, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Persons hold interests that exceed 5% of the Common Shares.

(e)	On September 14, 2022, the 2016 Trust ceased to be the beneficial owner of Common Shares and is no longer a Reporting Person hereunder.

The percentages of Common Shares held set forth herein are based on 4,940,578 Common Shares outstanding as of July 22, 2022. Each of Robert G. Ruhlman and Randall M. Ruhlman has filed his own Schedule 13D with the Securities and Exchange Commission with respect to his beneficial ownership of the Common Shares reported herein.

CUSIP No. 740444 10 4

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

On September 14, 2022, the 2008 IDGT Trust purchased 810,400 Common Shares from the 2016 Trust with cash on hand at a price per share of $44.40 pursuant to the Share Purchase Agreement as described above.

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Persons’, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement

Exhibit 2	Share Purchase Agreement, dated September 14, 2022, between the 2008 IDGT Trust and the 2016 Trust.

Exhibit 3	Amendment to Share Purchase Agreement, dated September 15, 2022, between the 2008 IDGT Trust and the 2016 Trust.

CUSIP No. 740444 10 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022

By:	/s/ Katherine Wensink
Katherine Wensink, as Trustee of the Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008

By:	/s/ Katherine Wensink
Katherine Wensink, as Trustee of the Barbara P Ruhlman Trust dated 9/21/16

By:	/s/ Katherine Wensink
Katherine Wensink, as Trustee of the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008

/s/ Katherine Wensink
Katherine Wensink